EXHIBIT 1

Harry Winston Diamond Corporation Announces New Mine Plan for Diavik Diamond Mine

Delivers Extension of Mine Life to beyond 2020

Underground Mining Expected to Commence in 2009

Plan Accesses Higher Value Diamonds

Toronto, Ontario, Canada (November 26, 2007) – Harry Winston Diamond Corporation (TSX: HW, NYSE:HWD) announced today a new mine plan for the Diavik Diamond Mine that delivers extended mine life to beyond 2020 and accesses higher value diamonds in the underground portion of the A-154 North kimberlite. The plan, which will be presented to the Diavik joint arrangement participants in the near future, received approval from Rio Tinto’s Board of Directors in London on November 23.

"The mine plan adds important new value to the Diavik Diamond Mine and secures Harry Winston Diamond Corporation’s future as an important, long-term diamond producer in conjunction with its growing retail business. Our unique diamond business is well positioned to benefit as expanding diamond demand meets a lack of supply," said Robert A. Gannicott, Chairman and Chief Executive Officer of Harry Winston Diamond Corporation.

As a result of the new mine plan, underground mining is projected to begin at the Diavik Diamond Mine in 2009. The diversity of both open-pit and underground mining areas will secure Diavik’s ability to maintain production through seasonal and other changes. Underground mine development of A-154S, A-154N and A-418 has been substantially completed. At present, production principally comes from the A-154S open pit with A-418 being prepared for open pit mining in 2008. Since the mine began production in 2003, all production from A-154S and A-154N has been open pit mining, and has resulted in the extraction of 35.4 million carats of diamonds through July 31, 2007.

Harry Winston Diamond Corporation expects to contribute approximately CDN$218 million over the next two years in support of the new mine plan. It is expected that the funds will come from a combination of cash from operations and the corporation’s existing credit facility.

In support of the new mine plan, the mine operator is preparing a revised resource statement that is expected to be delivered in the first calendar quarter of 2008. Harry Winston Diamond Corporation has a 40% interest in the Diavik Diamond Mine, with Rio Tinto plc of London having the 60% balance.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (NYSE: HWD; TSX: HW) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The company’s retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrrywinston.com.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Statements concerning the new mine plan, the expected life of the Diavik Mine, the timing and nature of future mining activities at the Diavik Mine, the timing of a revised resource statement and the estimated capital contributions that will be required to be made by the Corporation in connection with the new mine plan are forward-looking information. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and U.S. economic conditions, the resources and reserves at the Diavik Diamond Mine, U.S./Cdn.$ exchange rates and the level of worldwide diamond production. In making statements concerning the Corporation’s expected capital expenditure requirements in connection with the new mine plan, the Corporation has used a Canadian dollar and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. While the Corporation considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with underground construction activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory and financing requirements, fluctuations in diamond prices, changes in world economic conditions and the risk of continued fluctuations in the Canadian/US dollar exchange rate. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Nancy Murray
nmurray@harrywinston.com
212-245-2000

Kelley Stamm
kstamm@harrywinston.com
416-362-2237